OMB APPROVAL
OMB Number: 3235-0167
Expires: October 31, 2007
Estimated average burden hours per response...1.50

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number	0-24464

CRG Liquidation Company
(formerly The Cronos Group)

(Exact name of registrant as specified in its charter)
5, Rue Guillaume Kroll, L-1882 Luxembourg
(352) 26 48 36 88

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Shares, $2 par value per share
Common Stock Purchase Rights

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	0

          Pursuant to the requirements of the Securities Exchange Act of 1934, CRG Liquidation Company has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: August 13, 2007	CRG Liquidation Company
(formerly The Cronos Group)

	By	/s/ Dennis J. Tietz

Dennis J. Tietz, Duly Appointed Liquidator of the Registrant under Luxembourg’s Companies Law
INSTRUCTION: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities and Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.